UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                    .

Commission file number: 000-17017

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DELL INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DELL INC.

ONE DELL WAY

ROUND ROCK, TEXAS 78682

DELL INC. 401(k) PLAN

NOTE:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Dell Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Austin, Texas

June 26, 2012

DELL INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(in thousands)	2011	2010
ASSETS:
Investments:
Mutual funds	$1,533,158	$1,379,181
Separately managed funds	981,659	730,514
Stable value fund	—	328,857
Dell Stock Fund	122,732	122,859
Common collective trust funds	332,676	284,819

Total investments	2,970,225	2,846,230

Receivables:
Notes receivable from participants	79,617	69,862
Employer contributions	14,486	9,785
Interest and dividend income	1,598	669
Due from broker — unsettled trades	317	343

Total receivables	96,018	80,659

Total assets	3,066,243	2,926,889

LIABILITIES:
Administrative expenses payable	2,786	1,959
Due to broker	62	205

Total liabilities	2,848	2,164

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,063,395	2,924,725

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	—	(400)

NET ASSETS AVAILABLE FOR BENEFITS	$3,063,395	$2,924,325

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)
ADDITIONS:
Contributions:
Employer	$158,933
Employee	247,087
Employee rollovers	18,579

Total contributions	424,599

Investment income (loss):
Interest and dividends	46,607
Net change in fair value of investments	(100,567)

Total investment loss	(53,960)

Interest income on notes receivable from participants	3,269

Total additions	373,908

DEDUCTIONS:
Benefits paid to participants	233,427
Administrative expenses	3,662

Total deductions	237,089

INCREASE IN NET ASSETS	136,819

TRANSFER FROM ALIENWARE CORPORATION PROFIT SHARING PLAN & TRUST	2,251

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,924,325

End of year	$3,063,395

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Dell Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — Dell Inc. (the “Company” or “Employer”) originally adopted the Plan on June 1, 1989, and subsequently amended and restated the Plan effective January 1, 2007, and January 1, 2009. The Benefits Administration Committee of the Company (“BAC”) controls and manages the operation and administration of the Plan. The Bank of New York Mellon is the Plan’s Trustee (the “Plan Trustee”).

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In 2006, the Company acquired Alienware Corporation (“Alienware”), and the Alienware employees became eligible to participate in the Plan on August 3, 2009. During 2011, the BAC approved the assets of the Alienware Corporation Profit Sharing Plan & Trust to be merged into the Plan. Participant account balances of $2,251,000 were transferred into the Plan in June 2011.

Participant Contributions —Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. The amount eligible participants may elect to contribute to the Plan ranges from 1% to 50% of their eligible compensation, in whole percentages, up to the annual statutory limit of $16,500 as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan relies on the safe harbor rules of Section 401(k)(12) of the IRC in order to satisfy the nondiscrimination testing requirements. Participants age 50 or over may elect to contribute an additional $5,500 (“catch-up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Effective January 1, 2011, participants may elect to make Roth contributions to the Plan.

The Plan also permits employees to contribute balances from other qualified plans (“rollover contributions”). There is a 20% cap on the percentage of contributions a participant can invest in the Dell Stock Fund and Acadian Emerging Market Equity Fund investment options.

Employer Contributions — For 2011 the Company matched 100% of the first 5% of eligible compensation that each participant contributed to the Plan. The Company’s matching contributions were made at the end of each payroll period. The Company also makes a true-up matching contribution at the end of each Plan year. Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2011. All of the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant, Company matching, nor discretionary contributions, if any, are required to be invested in the Dell Stock Fund.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings or losses offset by withdrawals and Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions and earnings thereon. All participants are also immediately vested in all Employer contributions and earnings thereon.

Forfeitures — Company contributions forfeited by unvested terminated participants may be used by the Company to satisfy Plan administrative expenses or to reduce future Company contributions. During 2011, $29,392 in forfeitures were used to reduce Company contributions. This forfeiture amount was made up of unvested contributions that were transferred into the Plan from the Perot Systems Corporation Retirement Savings Plan. There were no unallocated forfeited non-vested participant accounts at December 31, 2011 and 2010.

Benefit Payments — Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death, or in the event of financial hardship. A participant who has separated from service may defer benefit payments until reaching age 65, provided his or her vested account balance is greater than $5,000; otherwise, in the event of a distribution greater than $1,000 but less than $5,000, the participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made within 90 days of the termination date, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses — Plan assets are held in trust by the Plan Trustee. The Plan’s third-party recordkeeper is Aon Hewitt. Administrative expenses are primarily paid by the Plan and are allocated to participant accounts ratably based on their respective balances.

Investments — All investments are participant directed. The Plan is invested in mutual funds, common collective trust funds, separately managed funds, and the Dell Stock Fund. During 2011, the Dwight Stable Value Fund (the “Dwight Fund”) was liquidated and the Plan added five mutual fund investments, a common collective trust fund, and a short duration bond fund, which is a separately managed fund, as investment options.

The following investments represent separately managed funds which are comprised of investments in a common collective trust fund, mutual funds, and common stocks, and at December 31, 2010, an insurance contract: Dell Inc. Short Duration Bond Fund, Dell Inc. 401(k) Dodge & Cox Large Cap Fund, Dell Inc. 401(k) Dodge & Cox Balanced Fund, and Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund. These separately managed funds and, until its liquidation, the Dwight Fund represent a portion of the Plan’s core funds. The participants invest in all investments on a unitized basis.

In addition to the core funds, participants may elect to contribute to funds that invest in a mix of the separately managed funds, common collective trust funds, and the Plan’s mutual funds, based on target retirement dates (“Pre-Mixed Portfolios”). The Pre-Mixed Portfolios provide for diversification of investments based on the participants’ expected retirement dates.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The American Growth Fund and American Euro Pacific Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing into the fund. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolios that contain either the American Growth Fund or the American Euro Pacific Growth Fund.

Participants are not permitted to make an elective transfer or balance that will increase their position in the Dell Stock Fund or the Acadian Emerging Market Equity Fund above 20% of their total account balance. In addition, there is a 14 day trading restriction that prevents participants from reallocating or transferring money back into the Dell Stock Fund for 14 days from the date of the last transfer out of the Dell Stock Fund.

Notes Receivable from Participants — Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is collateralized by the participant’s vested account balance and is charged an interest rate equal to the prime rate on the date of loan origination plus 1.0% and a one-time fee of $75. Loan repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, when the repayment period cannot exceed 20 years. At December 31, 2011, loans bore interest at rates ranging between 4.25% and 10.50% and are due at various dates through December 29, 2031.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed in accordance with the Plan document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the use of management estimates. These estimates are subjective in nature and involve assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of investment income and deductions during the Plan year. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investments in the Dell Stock Fund, mutual funds, common collective trust funds, separately managed funds, and until it was liquidated during 2011, the Dwight Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and the overall volatility in the financial markets, it is at least reasonably possible that changes will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Contributions — Participant and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in registered investment companies are valued at their net asset value and can be market corroborated. The Dell Stock Fund is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The investments in the common collective trust funds and the separately managed funds are stated at estimated fair value based on the fair value of the underlying investments and allocated to participant accounts based on the unit value of the fund.

The Dwight Fund was a stable value fund that was considered to be a separate account consisting of cash equivalents and fixed income investment funds wrapped with insurance contracts. The fair value of the Dwight Fund was based on the fair value of its underlying investments then adjusted by the issuer to contract value (see Note 3). Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consist of realized gains and losses and the unrealized appreciation (depreciation) on investments held.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unit Values — Individual participant accounts invested in the common collective trust funds, separately managed funds, and mutual funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the mutual funds, common collective trust funds, or the separately managed funds, but have an interest therein represented by units valued as of the last business day of the period. The mutual funds, common collective trust funds, and the separately managed funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the mutual funds, common collective trust funds, and the separately managed funds are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Contract Value — The Dwight Fund was considered to be a stable value fund and therefore was required to be reported at fair value. However, contract value was the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investment in fully benefit-responsive investment contracts because contract value was the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the applicable accounting guidance on the Reporting of Fully Benefit-Responsive Investment Contracts, the statement of net assets available for benefits presents the Dwight Fund at fair value, and an additional line item was presented representing the adjustment from fair value to contract value.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Payment of Benefits — Benefits are recorded when paid. There were no amounts allocated to participants who had elected to withdraw their balances from the Plan but who had not yet been paid as of December 31, 2011 or 2010.

Accounting Pronouncements — The Financial Accounting Standards Board (“FASB”) is the authoritative body for financial accounting and reporting in the United States. The following is a list of recent pronouncements issued by the FASB:

In May 2011, the FASB issued new guidance on fair value measurements, which clarifies how a principal market is determined, how and when the valuation premise of highest and best use applies, and how premiums and discounts are applied, as well as requiring new disclosures. This new guidance is effective for reporting periods beginning after December 15, 2011. Early application is not permitted. Other than requiring additional disclosures, Plan management does not expect that this new guidance will impact the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

Reclassification — Certain prior year investment balances have been reclassified to conform to the current year presentation.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	FAIR VALUE MEASUREMENTS

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010:

	December 31, 2011
	Level 1	Level 2	Level 3
	Active
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(in thousands)
Mutual funds:
Short-term investment fund	$13,303	$—	$—	$13,303
Domestic fixed income funds	—	509,791	—	509,791
Domestic equity funds	—	537,820	—	537,820
International equity funds	—	472,244	—	472,244

Total mutual funds	13,303	1,519,855	—	1,533,158

Separately managed funds:
Common collective trust fund	—	4,387	—	4,387
Mutual funds:
Fixed income funds	—	341,305	—	341,305
Short-term investment funds	16,644	—	—	16,644

Total mutual funds	16,644	341,305	—	357,949

Common stock:
Consumer discretionary	104,039	—	—	104,039
Energy	53,248	—	—	53,248
Financial services	107,658	—	—	107,658
Health care	120,134	—	—	120,134
Materials & processing	18,905	—	—	18,905
Producer durables	76,893	—	—	76,893
Technology	120,936	—	—	120,936
Other	17,510	—	—	17,510

Total common stock	619,323	—	—	619,323

Total separately managed funds	635,967	345,692	—	981,659

Common collective trust funds:
Domestic equity fund	—	306,602	—	306,602
Balanced fund	—	26,074	—	26,074

Total common collective trust funds	—	332,676	—	332,676

Dell Stock Fund	122,732	—	—	122,732

Total assets measured at fair value	$772,002	$2,198,223	$—	$2,970,225

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31, 2010
	Level 1	Level 2	Level 3
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs	Total
	(in thousands)
Mutual funds:
Short-term investment fund	$13,081	$—	$—	$13,081
Fixed income funds	—	345,558	—	345,558
Domestic equity funds	—	517,658	—	517,658
International equity funds	—	502,884	—	502,884

Total mutual funds	13,081	1,366,100	—	1,379,181
Separately managed funds:
Mutual funds:
Fixed income fund	—	84,844	—	84,844
Short-term investment funds	36,938	—	—	36,938

Total mutual funds	36,938	84,844	—	121,782

Common stock:
Consumer discretionary	99,387	—	—	99,387
Energy	61,576	—	—	61,576
Financial services	101,758	—	—	101,758
Health care	110,203	—	—	110,203
Materials & processing	46,200	—	—	46,200
Producer durables	30,885	—	—	30,885
Technology	130,345	—	—	130,345
Other	28,378	—	—	28,378

Total common stock	608,732	—	—	608,732

Total separately managed funds	645,670	84,844	—	730,514

Stable value fund:
Fixed income funds	—	291,192	—	291,192
Short-term investment funds	37,178	—	—	37,178
Synthetic contract wrappers	—	487	—	487

Total stable value fund	37,178	291,679	—	328,857

Dell Stock Fund	122,859	—	—	122,859
Domestic equity common collective trust fund	—	284,819	—	284,819

Total assets measured at fair value	$818,788	$2,027,442	$—	$2,846,230

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a description of valuation methodologies used for the fair value measurements of investments:

Mutual funds	Consist of a Level 1 money market fund that is based on quoted prices in active markets for identical assets. The Level 2 mutual funds consist of investments in registered investment companies, which are valued at their net asset value, and can be market corroborated.

Separately managed funds	Consist of a common collective trust fund, mutual funds and common stocks. The funds seek to provide diversification, long- term capital appreciation and preserve capital and moderate income generation. The values of the separately managed funds are valued based on underlying investments as follows: Level 1, common stocks, which are valued at the closing prices reported on the active market on which the security is traded, and money market mutual funds, which are based on quoted prices in active markets for identical assets. Level 2, the common collective trust fund, which is stated at estimated fair value based on the fair value of its underlying investments, and mutual funds, which are valued at their net asset value. There are no redemption restrictions on the Plan’s separately managed funds.

Stable value fund

Consisted of cash equivalents and fixed income investment funds wrapped with insurance contracts. The fixed income investment funds were valued at their net asset value, and the fair value of the wrapped insurance contracts was determined using a discounted cash flow model with inputs derived from observable market data. The valuation of the wrapped insurance contracts was not significant to the overall valuation of the fund. There were no redemption restrictions on the Plan’s investment in the stable value fund.

Dell Stock Fund	Dell stock is valued at the closing price reported on the active market.

Common collective trust funds	The Plan’s investments in the common collective trust funds consist of the BlackRock Equity Index Fund and the Wellington Balanced Real Assets Fund which are stated at estimated fair value as determined by the issuer, which is based on the value of the underlying investments, and can be market corroborated. The BlackRock Equity Index Fund seeks to match the performance of the S&P 500 Index. The Wellington Balanced Real Assets Fund seeks to provide long-term returns consistent with inflation with strong relative performance in rising inflation environments. There are no redemption restrictions on the Plan’s investment in these funds.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	2011		2010
	(in thousands)
Mutual funds:
Neuberger Berman Genesis Fund	$249,669		$234,562
American Euro Pacific Growth Fund	322,425		397,760
PIMCO Total Return Fund	353,929		345,558
American Growth Fund	266,670		283,096

Separately managed funds:
Dell Inc. Short Duration Bond Fund	256,806		—	*
Dell Inc. 401(k) Dodge & Cox Balanced Fund	259,985		262,407
Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund	264,142		270,250
Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund	200,726		197,857

Dwight Stable Value Fund	—	*	328,857

Common collective trust fund -
BlackRock Equity Index Fund	306,602		284,819

*	Amount is less than 5% as of December 31 but is presented for comparative purposes

At December 31, 2011 and 2010, the Plan held 8,389,048 and 9,067,076 shares, respectively, of the Dell Stock Fund, valued at $122,732,000 and $122,859,000, respectively. This represents approximately 4% of the Plan’s investments at December 31, 2011 and 2010.

The changes in fair value during 2011 for the Plan’s investments (including investments purchased, sold, as well as held during the year) are as follows:

2011
(in thousands)
Mutual funds	$(97,919)
Separately managed funds:
Common stocks	(18,817)
Mutual funds	(2,506)
Stable value fund	3,401
Dell Stock Fund	10,624
Common collective trust funds	4,650

Total net change in fair value of investments	$(100,567)

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	STABLE VALUE FUND

The Dwight Fund was a self-managed stable value investment option. The Dwight Fund invested in a variety of stable value products including guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, and other investment products (separate account contracts and synthetic GICs) with similar characteristics.

A synthetic GIC (“SIC”), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income assets that are owned by the Plan. These assets underlying the wrap contract are maintained by a third party custodian, separate from the contract issuer’s general assets. The Plan’s contracts were obligated to provide an interest rate not less than zero. SICs utilized the benefit responsive wrap contracts to provide market and cash flow risk protection to the Plan thus guaranteed the value of the underlying investment for the life of the contract. This enabled the Plan to realize a specific known value for the assets if it needed to liquidate them to make benefit payments. These contracts provided that realized and unrealized gains and losses on the underlying assets were not reflected immediately in the net assets of the Dwight Fund, but rather amortized over the duration of the underlying assets or other agreed upon period through adjustments to the future interest crediting rates. The issuer guaranteed that all qualified participant withdrawals occurred at contract value, which, subject to certain restrictions, represented contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. There were no penalties or interest paid by participants as a result of the liquidation.

The assets underlying the SICs in the Dwight Fund were comprised of cash equivalents, fixed income funds, and a wrap contract. There were no valuation reserves against the SICs at December 31, 2010.

Crediting interest rates on the SICs were reset monthly based on yield to maturity and expected cash flow over the life of the related supporting assets. All contracts had a minimum guarantee on all rate resets of an interest rate of not less than zero percent.

The aggregate average annual yield for the SICs in the Dwight Fund from January 1, 2011 through the fund’s liquidation, in June 2011, was 1.81%. The crediting interest rates for the SICs in the Dwight Fund as of December 31, 2010 ranged from 0.79% to 2.36%.

6.	TAX STATUS

The Plan obtained its latest determination letter dated April 15, 2011, from the Internal Revenue Service (“IRS”) informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

DELL INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Administrative expenses on the statement of changes in net assets available for benefits include amounts paid to the Plan Trustee as well as to other exempt parties-in-interest. Plan investments in the separately managed funds include shares of The Bank of New York Mellon, the trustee of the Plan; therefore, these transactions qualify as exempt party-in-interest transactions. Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2011, the Plan made purchases of approximately $4,037,000 and sales of approximately $14,788,000 of the Company’s common stock.

The Plan is a claimant in a class action matter with the Company that was settled during 2010. The Plan has hired an independent fiduciary to approve the calculations that were performed to determine how many shares of stock were held by the Plan at the measurement date. The number of shares will determine the settlement amount that the Plan will receive, which is not expected to be material to the Plan.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the net assets available for benefits at December 31, 2010 from the Plan’s financial statements to Form 5500. The stable value fund is adjusted to contract value in the Plan’s financial statements, but is shown on Form 5500 at fair value. There were no reconciling items at December 31, 2011, as the Dwight Fund was liquidated during 2011.

2010
(in thousands)
Net assets available for benefits per the financial statements	$2,924,325
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	400

Net assets available for benefits per Form 5500	$2,924,725

9.	SUBSEQUENT EVENTS

Effective January 1, 2012, the Plan added a managed account program, where participants may elect additional services focused on investment, savings and retirement income. Fees for these services are paid by the participant, and are based on the participant’s account balance.

Effective January 1, 2012, the Plan changed from charging fees on a pro-rata basis point fee accrual to a per head-count basis.

During 2012, an amendment was passed that if a participant’s holdings in the Dell Stock Fund exceed 20% of their total account balance on October 19, 2012, the Plan Sponsor will sell shares of the Dell Stock Fund to reduce their holdings to less than 20% of their total account balance. Proceeds from the sale will be allocated to a pre-mixed portfolio based on the participant’s expected retirement date.

* * * * * *

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value
Dell Inc. Common Stock
*	Dell Stock Fund	Company Stock, $0.01 par value	8,389		$122,732

Mutual Funds:
	Dreyfus Gov’t Cash Mgmt Fund	Registered Investment Fund	13,303		$13,303
	Vanguard Total Bond Market Index	Registered Investment Fund	5,863		63,253
	Vanguard Extended Market Index	Registered Investment Fund	2,262		21,481
	Vanguard All World EX US Index	Registered Investment Fund	2,540		21,639
	Acadian Emerging Market Equity Fund	Registered Investment Fund	4,859		39,061
	Vanguard Prime Money Market Fund	Registered Investment Fund	9,258		92,609
	Neuberger Berman Genesis Fund	Registered Investment Fund	5,180		249,669
	American Euro Pacific Growth Fund	Registered Investment Fund	8,858		322,425
	Dodge & Cox International Stock Fund	Registered Investment Fund	2,929		89,119
	PIMCO Total Return Fund	Registered Investment Fund	28,903		353,929
	American Growth Fund	Registered Investment Fund	9,097		266,670

	Total Mutual Funds				$1,533,158

Separately Managed Funds:
	Dell Inc. Short Duration Bond Fund —
	Goldman Sachs Short Duration	Registered Investment Fund	12,369		$126,663
	PIMCO Low Duration	Registered Investment Fund	12,221		125,756
	SEI Stable Value Fund	Common Collective Trust Fund	4,387		4,387

	Total Dell Inc. Short Duration Bond Fund				$256,806

	Dell Inc. 401(k) Dodge & Cox Balanced Fund —
	DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	5,901		$5,901
	DODGE & COX INCOME FUND	Registered Investment Fund	6,683		88,886
	ADOBE SYSTEMS INC	Common Stock	31		879
	AEGON NV	Common Stock	232		932
	AMGEN INC	Common Stock	84		5,406
	AOL INC	Common Stock	33		496
	BAKER HUGHES INC	Common Stock	53		2,554
	BANK OF AMERICA CORP	Common Stock	337		1,871
*	BANK OF NEW YORK MELLON CORP	Common Stock	158		3,146
	BB&T CORP	Common Stock	73		1,837
	BMC SOFTWARE INC	Common Stock	34		1,115
	BOSTON SCIENTIFIC CORP	Common Stock	309		1,651
	CADENCE DESIGN SYSTEMS INC	Common Stock	64		662
	CAPITAL ONE FINANCIAL CORP	Common Stock	134		5,646
	CARMAX INC	Common Stock	30		924
	CELANESE CORP	Common Stock	29		1,262
	CEMEX S.A.B. DE C.V. ADR	Common Stock	57		309
	CHARLES SCHWAB CORP	Common Stock	210		2,359
	CHEVRON CORP	Common Stock	24		2,595
	COMCAST CORP	Common Stock	260		6,167
	COMPUTER SCIENCES CORP	Common Stock	45		1,076
	COMPUWARE CORP COM	Common Stock	63		527
	CORNING INC	Common Stock	63		818

	Subtotal				$137,019

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value
	CREDIT SUISSE GROUP ADR	Common Stock	13		$305
	DISH NETWORK CORP	Common Stock	41		1,153
	DOMTAR CORP	Common Stock	1		68
	DOW CHEMICAL CO	Common Stock	89		2,545
	EBAY INC	Common Stock	110		3,336
	EQUINIX INC	Common Stock	5		497
	FEDEX CORP	Common Stock	53		4,384
	GENERAL ELECTRIC CO.	Common Stock	322		5,767
	GENWORTH FINANCIAL INC	Common Stock	70		455
	GLAXOSMITHKLINE PLC ADR	Common Stock	98		4,449
	GOLDMAN SACHS GROUP INC	Common Stock	29		2,604
	HSBC HOLDINGS PLC	Common Stock	21		781
	HEWLETT-PACKARD CO	Common Stock	241		6,195
	HOME DEPOT INC	Common Stock	76		3,195
	KONINKLIJKE PHILIPS ELECTRONIC	Common Stock	49		1,027
	LEGG MASON INC	Common Stock	10		228
	LIBERTY GLOBAL INC COM STK SERIES ‘C’	Common Stock	7		279
	LIBERTY GLOBAL INC COM STK SERA’	Common Stock	7		277
	LIBERTY INTERACTIVE CORP	Common Stock	103		1,670
	LOWE’S COS INC	Common Stock	24		609
	MAXIM INTEGRATED PRODUCTS INC	Common Stock	90		2,344
	MCGRAW-HILL COS INC	Common Stock	27		1,192
	MEDTRONIC INC	Common Stock	31		1,186
	MERCK & CO INC	Common Stock	170		6,390
	MICROSOFT CORP	Common Stock	142		3,686
	MOLEX INC CLASS’A’N.VTG	Common Stock	8		179
	MOLEX INC	Common Stock	52		1,021
	NETAPP INC	Common Stock	22		780
	NEWS CORP	Common Stock	240		4,273
	NOKIA CORP ADR	Common Stock	141		677
	NOVARTIS AG ADR	Common Stock	77		4,374
	NVR INC	Common Stock	1		343
	OCCIDENTAL PETROLEUM CORP	Common Stock	47		4,376
	PANASONIC CORP ADR	Common Stock	74		619
	PFIZER INC	Common Stock	260		5,626
	PITNEY BOWES INC	Common Stock	16		289
	SANOFI-AVENTIS ADR	Common Stock	130		4,744
	SCHLUMBERGER LTD	Common Stock	64		4,338
	SONY CORP ADR	Common Stock	65		1,169
	SPRINT NEXTEL CORP	Common Stock	505		1,181
	SUNTRUST BANKS INC	Common Stock	55		979
	SYMANTEC CORP	Common Stock	170		2,661
	SYNOPSYS INC	Common Stock	50		1,365
	TE CONNECTIVITY LTD	Common Stock	56		1,734
	TIME WARNER CABLE INC	Common Stock	44		2,806
	TIME WARNER INC	Common Stock	143		5,162
	TYCO INTERNATIONAL LTD	Common Stock	32		1,494
	UNILEVER PLC	Common Stock	38		1,274
	VODAFONE GROUP SPON ADR	Common Stock	106		2,957
	VULCAN MATERIALS CO	Common Stock	40		1,590
	WAL-MART STORES INC	Common Stock	64		3,801
	WELLS FARGO & CO	Common Stock	230		6,338
	XEROX CORP	Common Stock	276		2,194

	Total Dell Inc. 401(k) Dodge & Cox Balanced Fund				$259,985

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value
	Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund —
	DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	6,929		$6,929
	ADOBE SYSTEMS INC	Common Stock	48		1,365
	AEGON NV	Common Stock	361		1,452
	AMGEN INC	Common Stock	133		8,508
	AOL INC	Common Stock	51		775
	BAKER HUGHES INC	Common Stock	80		3,877
	BANK OF AMERICA CORP	Common Stock	519		2,883
*	BANK OF NEW YORK MELLON CORP	Common Stock	243		4,840
	BB&T CORP	Common Stock	113		2,844
	BMC SOFTWARE INC	Common Stock	53		1,737
	BOSTON SCIENTIFIC CORP	Common Stock	477		2,548
	CADENCE DESIGN SYSTEMS INC	Common Stock	99		1,024
	CAPITAL ONE FINANCIAL CORP	Common Stock	208		8,775
	CARMAX INC	Common Stock	44		1,326
	CELANESE CORP	Common Stock	45		1,970
	CEMEX S.A.B. DE C.V. ADR	Common Stock	82		439
	CHARLES SCHWAB CORP	Common Stock	327		3,678
	CHEVRON CORP	Common Stock	39		4,180
	COMCAST CORP	Common Stock	415		9,844
	COMPUTER SCIENCES CORP	Common Stock	69		1,638
	COMPUWARE CORP	Common Stock	101		841
	CORNING INC	Common Stock	98		1,272
	CREDIT SUISSE GROUP ADR	Common Stock	20		458
	DISH NETWORK CORP	Common Stock	63		1,789
	DOMTAR CORP	Common Stock	4		304
	DOW CHEMICAL CO	Common Stock	140		4,021
	EBAY INC	Common Stock	171		5,171
	EQUINIX INC	Common Stock	8		761
	FEDEX CORP	Common Stock	81		6,764
	GENERAL ELECTRIC CO.	Common Stock	500		8,955
	GENWORTH FINANCIAL INC	Common Stock	107		701
	GLAXOSMITHKLINE ADR	Common Stock	157		7,164
	GOLDMAN SACHS GROUP INC	Common Stock	48		4,295
	HEWLETT-PACKARD CO	Common Stock	373		9,596
	HOME DEPOT INC	Common Stock	116		4,868
	HSBC HLDGS ADR	Common Stock	30		1,141
	KONINKLIJKE PHILIPS ELECTRONIC	Common Stock	76		1,592
	LEGG MASON INC	Common Stock	15		370
	LIBERTY GLOBAL INC SERIES C	Common Stock	16		661
	LIBERTY GLOBAL INC SERIES A	Common Stock	10		399
	LIBERTY INTERACTIVE CORP	Common Stock	161		2,615
	LOWE’S COS INC	Common Stock	37		939
	MAXIM INTEGRATED PRODUCTS INC	Common Stock	141		3,672
	MCGRAW-HILL COS INC	Common Stock	41		1,821
	MEDTRONIC INC	Common Stock	48		1,836
	MERCK & CO INC	Common Stock	269		10,122
	MICROSOFT CORP	Common Stock	221		5,727
	MOLEX INC	Common Stock	82		1,624
	NETAPP INC	Common Stock	34		1,215

	Subtotal				$161,326

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value
	NEWS CORP	Common Stock	384		$6,854
	NOKIA OYJ	Common Stock	222		1,070
	NOVARTIS AG	Common Stock	114		6,540
	NVR INC	Common Stock	1		480
	OCCIDENTAL PETROLEUM CORP	Common Stock	72		6,756
	PANASONIC CORP ADR	Common Stock	119		1,000
	PFIZER INC	Common Stock	402		8,691
	PITNEY BOWES INC	Common Stock	29		538
	SANOFI-AVENTIS ADR	Common Stock	200		7,319
	SCHLUMBERGER LTD	Common Stock	99		6,729
	SONY CORP ADR	Common Stock	92		1,652
	SPRINT NEXTEL CORP	Common Stock	761		1,779
	SUNTRUST BANKS INC	Common Stock	86		1,522
	SYMANTEC CORP	Common Stock	255		3,991
	SYNOPSYS INC	Common Stock	84		2,293
	TE CONNECTIVITY LTD	Common Stock	90		2,757
	TIME WARNER CABLE INC	Common Stock	67		4,258
	TIME WARNER INC	Common Stock	223		8,042
	TYCO INTERNATIONAL LTD	Common Stock	49		2,289
	UNILEVER PLC	Common Stock	59		1,978
	VODAFONE GROUP SPON ADR	Common Stock	166		4,639
	VULCAN MATERIALS CO	Common Stock	63		2,477
	WAL-MART STORES INC	Common Stock	99		5,934
	WELLS FARGO & CO	Common Stock	357		9,844
	XEROX CORP	Common Stock	425		3,384

	Total Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund				$264,142

	Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund —
	DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	3,814		$3,814
	ACME PACKET INC	Common Stock	37		1,131
	ADTRAN INC	Common Stock	54		1,635
	ADVISORY BOARD INC	Common Stock	32		2,338
	AERCAP HOLDINGS N.V.	Common Stock	164		1,852
	ALERE INC	Common Stock	45		1,048
	ALLEGIANT TRAVEL CO	Common Stock	36		1,894
	ALLIANCE DATA SYSTEMS CORP	Common Stock	44		4,569
	AMDOCS LTD	Common Stock	84		2,397
	BALLY TECHNOLOGIES INC	Common Stock	47		1,875
	BIO RAD LABORATORIES INC	Common Stock	14		1,345
	BROOKDALE SENIOR LIVING INC	Common Stock	86		1,496
	BROWN & BROWN INC	Common Stock	46		1,036
	BRUKER CORP	Common Stock	108		1,339
	CARLISLE COS INC	Common Stock	22		966
	CATALYST HEALTH SOLUTIONS INC.	Common Stock	55		2,850
	CLARCOR INC	Common Stock	21		1,065
	CLEAN HARBORS INC	Common Stock	41		2,613
	CORE LABORATORIES	Common Stock	13		1,504
	CORPORATE EXECUTIVE BOARD CO	Common Stock	71		2,709
	COSTAR GROUP INC	Common Stock	52		3,470
	DAVITA INC	Common Stock	103		7,808
	DENBURY RESOURCES INC	Common Stock	98		1,480

	Subtotal				$52,234

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue	(c) Description	Number of Shares	(d) Cost**	(e) Current Value
	DRIL-QUIP INC	Common Stock	31		$2,040
	DUNKIN’ BRANDS GROUP INC	Common Stock	53		1,329
	DUPONT FABROS TECHNOLOGY INC	Common Stock	38		918
	FLEETCOR TECHNOLOGIES INC	Common Stock	52		1,538
	GARDNER DENVER INC	Common Stock	24		1,811
	GEN-PROBE INC	Common Stock	25		1,478
	GENTEX CORP	Common Stock	63		1,861
	GEORESOURCES INC	Common Stock	50		1,457
	GLOBAL PAYMENTS INC	Common Stock	92		4,359
	GRACO INC	Common Stock	33		1,349
	GRAND CANYON EDUCATION INC	Common Stock	83		1,318
	GREEN DOT CORP	Common Stock	50		1,573
	HAEMONETICS CORP	Common Stock	32		1,928
	HANESBRANDS INC	Common Stock	78		1,705
	HENRY JACK & ASSOCIATES INC	Common Stock	87		2,938
	HERBALIFE LTD	Common Stock	30		1,550
	HOLOGIC INC	Common Stock	110		1,923
	IHS INC	Common Stock	32		2,757
	INFORMATICA CORP	Common Stock	49		1,821
	JARDEN CORP	Common Stock	94		2,800
	JONES LANG LASALLE INC	Common Stock	35		2,144
	JOS A BANK CLOTHIERS INC	Common Stock	31		1,487
	KANSAS CITY SOUTHERN	Common Stock	47		3,224
	LAZARD LTD	Common Stock	79		2,073
	LAMAR ADVERTISING OC	Common Stock	59		1,631
	LAREDO PETROLEUM INC	Common Stock	64		1,429
	LINEAR TECHNOLOGY CORP	Common Stock	51		1,520
	MAGELLAN HEALTH SERVICES INC	Common Stock	35		1,707
	MANITOWOC CO INC	Common Stock	181		1,664
	MEDNAX INC	Common Stock	33		2,340
	MICHAEL KORS HOLDINGS LTD	Common Stock	39		1,074
	MICROS SYSTEMS INC	Common Stock	37		1,709
	MOHAWK INDUSTRIES	Common Stock	25		1,478
	MONEYGRAM INTERNATIONAL INC	Common Stock	60		1,065
	MYRIAD GENETICS INC	Common Stock	73		1,518
	NASDAQ OMX GROUP INC	Common Stock	104		2,556
	NATIONAL INSTRUMENTS CORP	Common Stock	57		1,479
	NEUSTAR INC	Common Stock	68		2,324
	NICE SYSTEMS LTD	Common Stock	79		2,718
	NORTHERN OIL AND GAS INC	Common Stock	65		1,547
	OCEANEERING INTERNATIONAL INC	Common Stock	32		1,453
	OIL STATES INTERNATIONAL INC	Common Stock	44		3,360
	ONYX PHARMACEUTICALS	Common Stock	59		2,593
	ORBITAL SCIENCES CORP	Common Stock	107		1,555
	PROASSURANCE CORP	Common Stock	24		1,916
	RED HAT INC	Common Stock	27		1,119
	REGAL-BELOIT CORP	Common Stock	33		1,682
	RENAISSANCE RE HLDGS	Common Stock	45		3,354
	RESOURCES CONNECTION INC	Common Stock	104		1,098
	ROWAN COS INC	Common Stock	43		1,310
	RPM INTERNATIONAL INC	Common Stock	116		2,855
	SBA COMMUNICATIONS CORP	Common Stock	138		5,928
	SPX CORP	Common Stock	33		1,959
	SALLY BEAUTY HOLDINGS INC	Common Stock	60		1,264
	SIRONA DENTAL SYSTEMS INC	Common Stock	47		2,074

	Subtotal				$160,894

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value
	SOLERA HOLDINGS INC	Common Stock	66		$2,935
	SOTHEBY’S	Common Stock	60		1,712
	SUCCESSFACTORS INC	Common Stock	6		227
	TEMPUR-PEDIC INTERNATIONAL INC	Common Stock	32		1,681
	TERADYNE INC	Common Stock	102		1,390
	THOR INDUSTRIES INC	Common Stock	58		1,580
	TIBCO SOFTWARE INC	Common Stock	57		1,370
	TIFFANY & CO	Common Stock	10		669
	TRANSDIGM GROUP INC	Common Stock	31		2,966
	TRIMBLE NAVIGATION LTD	Common Stock	51		2,231
	UNITED NATURAL FOODS INC	Common Stock	74		2,973
	UTI WORLDWIDE INC	Common Stock	114		1,518
	VANGUARD HEALTH SYSTEMS INC	Common Stock	74		751
	VOLCANO CORP	Common Stock	58		1,382
	WABCO HOLDINGS INC	Common Stock	52		2,248
	WABTEC CORPORATION	Common Stock	15		1,014
	WESCO INTERNATIONAL INC	Common Stock	66		3,499
	WHITING PETROLEUM CORP	Common Stock	49		2,265
	WILEY(JOHN)& SONS INC	Common Stock	44		1,940
	WR BERKLEY CORP	Common Stock	48		1,654
	WRIGHT EXPRESS CORP	Common Stock	71		3,827

	Total Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund				$200,726

	Total Separately Managed Funds				$981,659

Common Collective Trust Funds:
	Wellington Balanced Real Assets Fund	Common Collective Trust Fund	2,682		$26,074
	BlackRock Equity Index Fund	Common Collective Trust Fund	7,029		306,602

	Total Common Collective Trust Funds				$332,676

*	Notes Receivable from Participants	Loans bearing interest rates ranging from 4.25% to 10.5%, due at various dates through December 29, 2031			$79,617

				Total	$3,049,842

*	Party-in-Interest
**	Cost information is not required for participant-directed investments

(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN

	By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 26, 2012		By:	/s/ Janet B. Wright

Janet B. Wright
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants